UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145
SCHEDULE 13G	Expires: November 30, 2012
Under the Securities Exchange Act of 1934	Estimated average burden hours per response. . 10

Sunwin International Neutraceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867877102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867877102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILD Flavors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 46,666,666 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 46,666,666 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,666,666 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.4% of Common Stock

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 867877102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILD Affiliated Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 46,666,666 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 46,666,666 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,666,666 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.4% of Common Stock

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 867877102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILD Flavors GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 46,666,666 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 46,666,666 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,666,666 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.4% of Common Stock

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 867877102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dr. Hans-Peter Wild

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 46,666,666 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 46,666,666 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,666,666 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.4% of Common Stock

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Sunwin International Neutraceuticals, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 6 Shengwang Ave., Qufu, Shangdong, China

Item 2.
(a)

Name of Person Filing
This statement is filed by each of WILD Flavors, Inc. (“Holder”), WILD Affiliate Holdings, Inc. (“Holdings”), WILD Flavors GmbH (“GmbH”) and Dr. Hans-Peter Wild (“Dr. Wild”) with respect to shares of Common Stock, par value $0.001 per share (“Shares”) of the Issuer beneficially owned by Holder.

Holdings, GmbH, Dr. Wild and Holder have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)

Address of Principal Business Office or, if none, Residence
(i)  The address of the principal business office of Holdings and Holder is 1261 Pacific Avenue, Erlanger, Kentucky 41018

(ii) The address of the principal business office of GmbH and Dr. Wild is Neugasse 22, Zug, Switzerland 6300

	(c)	Citizenship Holder is a Delaware corporation. Holdings is a Nevada corporation. GmbH is a Swiss corporation. Dr. Wild is a German citizen.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 867877102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership

Each of Holder, Holdings, GmbH and Dr. Wild (collectively, the “Reporting Persons”) shares beneficial ownership of the Shares, including the power to vote and to dispose of the Shares.  The number of shares and percentages used herein are calculated based upon the Shares: (i) beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13G, and (ii) issued and outstanding as of March 8, 2012 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) by the Issuer for the quarterly period ended January 31, 2012.

On February 5, 2009, Holder acquired 20,000,000 Shares, a warrant to purchase 26,666,666 Shares within 60 days, and an option (the “Option”) to purchase 6,666,667 Shares within 60 days.  On March 9, 2009, the Issuer filed with the Commission a Form 8-A, effective upon filing, registering its common stock under the Act. On December 31, 2010, the Option expired by its terms.

(a) Amount beneficially owned: 46,666,666 shares of Common Stock, par value $0.001 per share
(b) Percent of class: 25.4% of Common Stock
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 46,666,666 shares of Common Stock, par value $0.001 per share
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 46,666,666 shares of Common Stock, par value $0.001 per share

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2012
Date
/s/ Dr. Hans-Peter Wild
Signature

Dr. Hans-Peter Wild
Name

WILD FLAVORS, INC.

By:	/s/ Louis Proietti
Louis Proietti, General Counsel

WILD AFFILIATED HOLDINGS, INC.

By:	/s/ Louis Proietti
Louis Proietti, General Counsel

WILD FLAVORS GMBH

By:	/s/ Jan-Michael Clauss
Jan-Michael Clauss, General Counsel